Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following are excerpts of a transcript of T-Mobile US, Inc.’s November 18, 2019 Business Update Call:

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John Legere - CEO

This morning, we shared some important news about the future of T-Mobile. Mike Sievert has been selected to succeed me and step into the role here at T-Mobile on May 1, 2020. I plan to continue in my role as CEO through the end of April. And during that time, I will focus on a smooth leadership transition and the ownership and completion of our successful merger with Sprint to become the New T-Mobile.

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It is also important to note that this succession news changes nothing in our plans to combine with Sprint and form the New T-Mobile. When our merger with Sprint closes Mike will have the opportunity to supercharge the Un-carrier strategy. We are not done yet, not by a long shot. This will be the start of T-Mobile’s next chapter.

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In addition to the exciting CEO succession news, I’m also pleased to share that Neville Ray is now our President of Technology, which acknowledges his incredible accomplishments and the critical role that he will play in building of the New T-Mobile with the amazing 5G network that we will deliver to consumers across the country.

I’m also pleased to share that CFO, Braxton Carter, has – will be extending his contract to stay on with T-Mobile through at least July 1 of 2020. He’s an invaluable asset to the company and he will be here to help with Mike’s transition and the merger close with Sprint.

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Philip A. Cusick - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

How was the Un-carrier announcement received by the state AGs a couple of weeks ago? And any update on a merger agreement with Sprint?

John Legere - CEO

Yes. Thank you for the question. I think both Mike and I can handle that. The New T-Mobile Un-carrier 1.0 was extremely well received, certainly by first responders and families that are hoping to have ways for their children to do their homework as well as people who were worried about the low end of the market. I mean there’s some dramatic news there.

Secondly, the fact that we’re already announcing and doing disruptive Un-carrier moves for the company that doesn’t yet exist, was very well received. I’ve shared that coming news with each of the attorneys general, and it was well received. These are areas that they’re all quite strongly interested in, i.e., now we’re continuing to have very good dialogue with them. In fact, dialogue on — with many constituents that’s long overdue has continued. I’ve actually had some fascinating dialogue in the last week with heads of labor who are learning more about the jobs picture here and seeing if there’s ways for us to build bridges. So who knows? All these ships might just merge in the right direction. But I feel quite good that we have the basis for settling this deal, and I feel equally as good, if not better, on our ability to in this case in a trial, so we’re certainly a very good spot.

You may have picked up any newspaper in the country yesterday and saw a very simple subtle 1-page letter from me to consumers just trying to outline what the benefits of the New T-Mobile are around 5G in rural America and on in-home broadband and on jobs and prices, and what are some of the things that you can expect if it doesn’t happen. So I think the dialogue is grown now. The dialogue is now quickly becoming us, the attorneys general, of course, the FCC and the DOJ are still very strongly interested. It’s now involving consumers at all levels. So when you look at them from that standpoint, let’s see. Maybe we can get this thing wrapped up sooner rather than later. But yes, it’s well received. Thank you for the question.

Philip A. Cusick - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Yes. Full page on the Times was very subtle. And any update on that merger agreement?

John Legere - CEO

The – so the long-stop discussions with the other party is going well. There were actually shareholder level meetings in the – during the weekend. And I don’t have anything to announce, but there’s certainly progress. There’s been multiple discussions. There certainly is an intention to find a way to solve that and move forward.

As I said, the last sets of discussions were at the shareholder level over the weekend and we’ll keep you posted on that, but I – that’s not slowing down any of our progress on the deal, but it’s certainly an area that we’d like to get completed as soon as possible. And if we had that to announce for you today, we would, but stay tuned.

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Michael Rollins - Citigroup Inc, Research Division - MD and U.S. Telecoms Analyst

I was just curious if you could speak a bit to the timing of why today for the announcement, but also the timing as you look at the sequencing of the different staggered horizons for different executives to move up to move on. And also, within that context, can you talk a little bit also about how you’re looking to continue to keep grooming the management base over time?

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John Legere - CEO

Yes. Okay. There’s a few things. First of all, the timing of Mike and I has been in the works since 2012. I mean, certainly, from the work that I do with the Board, and as you know, I’m very happy with my tenure at T-Mobile. I think it’s going to get even better in the months that are left. But a CEO with a Board that doesn’t have a good succession plan fails. And we work very, very hard, not just on the succession of the CEO, but I would argue that we’ve got 15 years’ worth of leadership at our table that is better than anything anybody in this industry or others has.

So the timing, as to why now, the timing was always expected to be now, but we always expected for the New T-Mobile to exist about 6 months ago, and that was kind of the timing. It’s Mike’s time. We know that. He’s ready. He is at the perfect point. He’s done all the work. It’s time for him to lead. And I would also say this. It – going into trial, possibly, we also understood that in trying to find weaknesses of the story that we’re telling, one of the things people would say is, “Oh well, John’s contract ends in April. How do we know who’s coming in? Maybe it’s going to be somebody who doesn’t believe in anything. How do we know the Un-carrier strategy is going to continue?” And these are important components of why this deal should be approved.

So you’ve seen a few things at once, right? One, you saw the New T-Mobile Un-carrier 1.0, which made it very clear, and we just saw 2.0. No, the second that John’s done, Mike Sievert’s coming in, and he not only believes and supports, he jointly hand-in-hand created and architected all of these Un-carrier moves. So that’s the why now. Trial starts December 9. We want that done before then. We think it’s a pertinent fact.

And the rest of this timing and moving, it does seem every now and then that we have an announcement to make about another executive. Well, what that is, is every part of T-Mobile continues to see, no, it’s not just time to go. Braxton’s got more work to do. Neville’s got more work to do, and the team loves it here, and we do focus very, very hard on development and execution of the team beneath, and Mike’s done a great part of that work.

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Richard Hamilton Prentiss - Raymond James & Associates, Inc., Research Division—Head of Telecommunication Services Equity Research

Sure. And then the business combination agreement, back to Phil’s question, any thought about when we might get a resolution on that? I know you said as soon as possible. Is that something hours, days or weeks away? What kind of timeframe do you think we should be thinking of?

John Legere - CEO

Well, the shareholders are working on it as we speak. It’s not – I say it’s going well and certainly, if it’s going extremely well, it would be papered and moved forward. I can’t give you a timeframe. We are endeavoring for that to be discussed as soon as possible and it obviously is covering all of the areas that you’ve all speculated, so you – we just got to stay tuned on that. But again, I want to reiterate that the parties, at the shareholder level as well, are engaged and totally focused on doing this at the time that they are focused together on closing this transaction. So it’s had its moments, but we’ll get there.

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Walter Paul Piecyk - LightShed Partners - Partner & TMT Analyst

Mike, obviously, you guys are – want to get this deal done and hopeful for negotiations, but like stuff happens, right? And if you lose the case and the deal doesn’t happen, what’s your plan B for how you operate without Sprint?

Michael Sievert - President & COO

Yes, of course. Well, look, first, to the premise of your question, we’re planning to win, as you know, and we’re feeling increasingly confident as we get closer to the trial for a number of reasons. So we’re ready. There’s still another almost a month left. So assuming the trial goes forward, we’re ready.

But to your question, look, we’re a great company. We entered into this because we saw a massive opportunity to unlock huge synergies and create experiences for consumers that wouldn’t exist in this country without this merger, but not because we needed it. We chased this merger because we felt it was an incredible opportunity, and it is. So we’re a strong company. We would return right away to the strategy that’s familiar, including stock buybacks, including looking into the marketplace to see if there are other opportunities for spectrum and growing our company with a focus on balancing growth and profitability. Beyond that, we’ve spent some time on it, but I’d rather surprise our competitors with our game plan. But — look, our focus as I think you know from all of our comments over the past 18 months, is on getting this deal done and building this new company, unlocking this massive capacity on the network and the massive synergies that follow from that capacity expansion.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.